FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR August 25, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                FORM  51-102F3

                                MATERIAL CHANGE REPORT

1.  Name and Address of Company
    ---------------------------

    DynaMotive Energy Systems Corporation (the "Issuer")
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    August 24, 2006

3.  News Release
    ------------

    Issued August 24, 2006 and disseminated via Business Wire.

4.  Summary of Material Change
    --------------------------

Vancouver, Canada - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that its net loss for the second quarter ended June 30, 2006 was $4.0 million, or $0.03 per share, compared with a net loss of $2.2 million, or $0.02 per share for the same period a year ago. Second quarter revenues were approximately $50,000 (compared with no revenues in last year's second quarter) declining from first quarter revenues of $865,000 which was bolstered by new licensing agreements. The higher overall loss represents more activity in almost all business and R&D areas.

Second quarter revenue was lower than forecast and reflects the Company's decision to upgrade technology at its West Lorne, Ontario, commercial demonstration facility, necessitating intermittent operation. Dynamotive's second quarter results also reflect $4.2 million in non-cash and cash expenses, with the cash portion being $2.3 million, primarily for research and development, marketing, sales and administrative costs.

The company said its balance sheet was strengthened during the quarter, with cash infusions from $11 million in new equity financings and warrant exercises.

"During the second quarter and since June 30th, the Company has made significant progress as it works to transition to an operating status from a development stage enterprise," commented Andrew Kingston, Dynamotive's president and chief executive officer. "That progress included reaching agreements and memoranda of understanding with potential global partners, including major organizations well known for world-class industrial innovation."

Dynamotive also reported further progress in talks with representatives of foreign governments and government agencies seeking environmentally friendly methods of deploying new energy technologies to address their growing needs for non-fossil fuels.

"Regarding our revenue stream and financial position," Mr. Kingston noted, "we curtailed operations at West Lorne to make it work more efficiently. In addition, our purchase of the plant's turbine from Magellan Aerospace eliminated all debt from the plant and from the company's balance sheet. We believe the West Lorne operations will now accelerate to contribute to our knowledge base as well as to our commercial success. These recent innovations will help to support the roll-out of our technology world-wide."

5.  Full Description of Material Change
    -----------------------------------

    Please see attached news release

6.  Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
    ------------------------------------------------------------------

    Not applicable

7.  Omitted Information
    -------------------

    Not applicable

8.  Executive Officer
    -----------------

    Contact:      Andrew Kingston, President & CEO
    Telephone:  (604) 267-6013


9.  Date of Report
    --------------

    August 24, 2006

DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Andrew Kingston"
                                            ---------------
                                            Andrew Kingston
                                            President & CEO

DYNAMOTIVE ENERGY SYSTEMS CORPORATION         News Release: August 24th, 2006

DYNAMOTIVE REPORTS FURTHER PROGRESS DURING 2nd QUARTER
TRANSITIONING TO OPERATING STATUS

Vancouver, Canada - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that its net loss for the second quarter ended June 30, 2006 was $4.0 million, or $0.03 per share, compared with a net loss of $2.2 million, or $0.02 per share for the same period a year ago. Second quarter revenues were approximately $50,000 (compared with no revenues in last year's second quarter) declining from first quarter revenues of $865,000 which was bolstered by new licensing agreements. The higher overall loss represents more activity in almost all business and R&D areas.

Second quarter revenue was lower than forecast and reflects the Company's decision to upgrade technology at its West Lorne, Ontario, commercial demonstration facility, necessitating intermittent operation. Dynamotive's second quarter results also reflect $4.2 million in non-cash and cash expenses, with the cash portion being $2.3 million, primarily for research and development, marketing, sales and administrative costs.

The company said its balance sheet was strengthened during the quarter, with cash infusions from $11 million in new equity financings and warrant exercises.

"During the second quarter and since June 30th, the Company has made significant progress as it works to transition to an operating status from a development stage enterprise," commented Andrew Kingston, Dynamotive's president and chief executive officer. "That progress included reaching agreements and memoranda of understanding with potential global partners, including major organizations well known for world-class industrial innovation."

Dynamotive also reported further progress in talks with representatives of foreign governments and government agencies seeking environmentally friendly methods of deploying new energy technologies to address their growing needs for non-fossil fuels.

"Regarding our revenue stream and financial position," Mr. Kingston noted, "we curtailed operations at West Lorne to make it work more efficiently. In addition, our purchase of the plant's turbine from Magellan Aerospace eliminated all debt from the plant and from the company's balance sheet. We believe the West Lorne operations will now accelerate to contribute to our knowledge base as well as to our commercial success. These recent innovations will help to support the roll-out of our technology world-wide."

Mr. Kingston also noted that the West Lorne plant - located about midway between Toronto and Detroit - is now running again, enabling it to produce not only the power needed by the adjacent wood flooring plant but enough to generate surplus power to sell to Ontario's transmission and distribution network.

Concluding his remarks, Mr. Kingston added: "Given the supply/demand economics of world energy markets, Dynamotive is in a position to lead development and acceptance of clean-biomass-residue fuels for a variety of applications in commerce and industry. As we move forward and over time, we will demonstrate the penetration of this technology into the market and the farsighted investor will indeed be rewarded."

Recent Dynamotive highlights:

Completed funding and joint venture agreements with Consensus Business Group for biomass and European JVs

Australian Master Licensee signed-up
Fabrication progress on first 200 ton-per-day (TPD) plant and launch of second 200 TPD plant

Raised $11M in new equity issues and warrant exercises

Strong cash and cash equivalents position of $16.7 million at June 30, 2006

Successfully completed an industrial scale Lime kiln burn test at a major Canadian pulp and paper plant

Summary Financial results are presented as follows:


                   Unaudited Consolidated Statement of Loss
                        (expressed in U.S. dollars)
                                  Three Months Ended      Six Months Ended
                                      June 30                 June 30
                                  2006        2005        2006        2005
                                  $           $           $           $
---------------------------------------------------------------------------
REVENUE
Product and service revenue        50,315         -      115,522          -
Plant and master license revenue        -         -      800,000          -
---------------------------------------------------------------------------
Total Revenue                     50,315          -      915,522          -
---------------------------------------------------------------------------
EXPENSES
Cost of sales                     29,293          -      209,798          -
Marketing and
  business development           354,954    216,626      775,990    355,846
Research and development       1,078,411    635,745    2,155,653  1,147,604
General and administrative exp 1,947,055  1,245,638    3,497,973  2,266,466
Depreciation and amortization    256,964     33,368      496,385     66,908
Interest expense                 153,051    100,321      422,353    158,819
Exchange (gain) loss             346,355     (8,774)     247,119        603
---------------------------------------------------------------------------
                               4,166,083  2,222,924    7,805,270  3,996,246
---------------------------------------------------------------------------
Loss from operations          (4,115,768)(2,222,924) (6,889,748)(3,996,246)

Interest and other income        134,765      1,202      174,813      1,205
---------------------------------------------------------------------------
Loss for the period           (3,981,003)(2,221,722) (6,714,935)(3,995,041)
---------------------------------------------------------------------------

Weighted average number of
common shares outstanding    151,402,079 104,343,348 141,707,917 96,957,840
---------------------------------------------------------------------------
Basic and diluted loss
per common share
Share for operations for
the period                         0.03        0.02        0.05       0.04
---------------------------------------------------------------------------

    About Dynamotive
    ----------------

Dynamotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, Dynamotive unlocks the natural energy found in the world's abundant organic resources normally discarded by the agricultural and forest industries. Dynamotive's technology economically converts biomass into a renewable, environmentally friendly fuel. Dynamotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char. For further information, please visit our website: www.dynamotive.com

For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com                 Website: www.dynamotive.com

    Forward Looking Statement
    -------------------------

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission